MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
TELEPHONE (212) 486-2500 _______ TELECOPIER (212) 486-0701	OF COUNSEL JAY D. FISCHER EDWARD C. KRAMER KEVIN J. MCGRAW ARTHUR L. PORTER, JR JON M. PROBSTEIN SEYMOUR REITKNECHT I. FREDERICK SHOTKIN

December 2, 2008

Ms. Lisa Haynes
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7070

Re:  American Metal & Technology, Inc. (the “Company”)

Dear Ms. Haynes:

Reference is made to the SEC’s comment letter dated November 6, 2008 (the “Letter”).

With respect to Paragraph 1 of the Letter, the Company believes that, but for, the unintended omissions from its Form 10-KSB for the fiscal year ended December 31, 2007 (“Form 10-KSB”) of the required Management’s Annual Report on Internal Control over Financial Reporting (the “Report”) and a specific reference to the framework utilized to evaluate the effectiveness of its internal control over financial reporting, the Company would have been in compliance with the SEC requirements.  Nevertheless, after reviewing the Letter, the Company has determined that its Form 10-KSB is not in compliance as a result of those omissions.  Accordingly, the Company intends to file an amended Form 10-KSB for the fiscal year ended December 31, 2007 which will include the proposed language set forth in this letter.

With respect to Paragraph 2 of the Letter, the SEC stated that the “response letter dated October 31, 2008 implies that you relied upon a framework ‘such as’ the COSO framework, however, it is unclear if you actually used the COSO framework to evaluate the effectiveness of your internal control over financial reporting as of December 31, 2007 or if you used a framework that management deems similar to (but not exactly the same as) the COSO framework.”  The phrase “such as”, which was included in the second paragraph of the letter dated October 31, 2008 which we submitted on behalf of the Company (the “Response Letter”) referred to conversations which Eric Zhang, the Company’s American accountant, had with the Company’s management which were intended to clarify which framework the Company relied upon.  However, the Company’s actual reliance upon the COSO framework was specifically indicated in its proposed amended language to the Form 10-KSB on Page 2 of the Response Letter which reads, “Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based upon the criteria set forth in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).”

Accordingly, the Company intends to amend its Form 10-KSB to include the following proposed language:

Evaluation of Disclosure Controls and Procedures

In the Company’s Form 10-KSB for the fiscal year ended on December 31, 2007, our principal executive and financial officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)), concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is accumulated and communicated to our management, including our Chief Executive Officer, as appropriate to allow timely decisions regarding required disclosure and (ii) is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

After we filed our Form 10-KSB for the fiscal year ended December 31, 2007, we were notified by the SEC that the statement which we filed with respect to our evaluation of our disclosure controls and procedures was not in compliance with SEC regulations for reasons which include, but are not limited to, our failure to provide our Management’s Annual Report on Internal Control over Financial Reporting (the “Report”) and to specifically refer to the framework utilized to evaluate the effectiveness of our internal control over financial reporting.  Due to these omissions, our principal executive and financial officer determined that the Company’s Form 10-KSB for the fiscal year ended on December 31, 2007 was not in compliance with SEC regulations and concluded that, as of December 31, 2007, its disclosure controls and procedures were ineffective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is accumulated and communicated to our management, including our Chief Executive Officer, as appropriate to allow timely decisions regarding required disclosure and (ii) is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  Accordingly, in order to correct these omissions, we have filed this Form 10-KSB/A, which includes the Report and a reference to the framework utilized in management’s evaluation.

There have been no changes in our internal controls or in other factors that could materially affect, or were reasonable likely to materially affect these controls during or subsequent to the end of the most recently completed quarter.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934.  Our internal control over financial reporting is a process designed to provide reasonable assurance with respect to the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures which:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 based upon the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based upon this assessment, no material weaknesses were discovered.  However, in view of the fact that this Management’s Annual Report on Internal Control Over Financial Reporting and a reference to the COSO framework was not included in our Form 10-KSB, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2007.

The Company has corrected this omission by filing this Form 10-KSB/A.  With respect to its future filings, the Company plans to create an internal checklist of reporting requirements into order to avoid omissions.

This Annual Report does not include an attestation report of our registered public accounting firm with respect to internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission which permit us to provide only our management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting identified during our fourth fiscal quarter of 2007 which have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

With respect to Paragraph 3 of the Letter, the Company intends to include with its filing of its amended Form 10-KSB a separate acknowledgement which will include the following proposed language:

I, Chen Gao, hereby acknowledge the following on behalf of American Metal & Technology, Inc. (the “Company”):

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-KSB for the fiscal period ended December 31, 2007 (the “Filing”);

2.           The U.S. Securities and Exchange Commission’s (the “SEC”) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filing; and

3.           The Company may not assert the SEC’s staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Date: December __, 2008

American Metal & Technology, Inc.

By: __________________
Name: Chen Gao
Title:   Chief Executive Officer and Principal Financial Officer

With respect to Paragraph 4 of the Letter, the Company has revised the certification which it intends to include in the amended Form 10-Q for the period ended June 30, 2008 in accordance with the SEC’s comments.

Accordingly, the Company intends to refile its Form 10-Q in its entirety which will include the following amended certification:

I, Chen Gao, certify that:

1.	I have reviewed this quarterly report on Form 10-Q/A of American Metal &Technology, Inc. (the “Registrant”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.
I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5.
I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date:  December __, 2008

_________________
Name: Chen Gao
Title:   Chief Executive Officer and Principal Financial Officer

In addition, reference is made to our recent telephone conversation with you and Terence O’Brien with respect to the Company’s Form 10-Q for the fiscal quarter ended September 30, 2008.  Based upon our conversation, the Company intends to file an amended Form 10-Q which will include the following proposed language:

ITEM 4T. CONTROLS AND PROCEDURES

After we filed our Form 10-KSB for the fiscal year ended December 31, 2007, we were notified by the Securities and Exchange Commission (“SEC”) that the statement which we filed with respect to our evaluation of our disclosure controls and procedures was not in compliance with SEC regulations for reasons which include, but are not limited to, our failure to provide our Management’s Annual Report on Internal Control over Financial Reporting (the “Report”) and to specifically refer to the framework utilized to evaluate the effectiveness of our internal control over financial reporting.  Due to these omissions, our principal executive and financial officer determined that the Company’s Form 10-KSB for the fiscal year ended December 31, 2007 was not in compliance with SEC regulations and concluded that as of December 31, 2007 its disclosure controls and procedures were ineffective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is accumulated and communicated to our management, including our Chief Executive Officer, as appropriate to allow timely decisions regarding required disclosure and (ii) is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  Accordingly, we intend to file an amended Form 10-KSB with the Report and a reference to the framework utilized in management’s evaluation.

In view of the fact that we have not filed the amended Form 10-KSB for the fiscal year ended December 31, 2007 as of the fiscal quarter ended September 30, 2008, our principal executive and financial officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)), has concluded that as of the fiscal quarter ended September 30, 2008 our disclosure controls and procedures were ineffective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is accumulated and communicated to our management, including, our Chief Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and (ii) is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

There have been no changes in our internal control over financial reporting identified during the period covered by this report which have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

If you have any questions, please contact the undersigned.

Very truly yours,

Mintz & Fraade, P.C.

By: /s/ Alan P. Fraade
Alan P. Fraade

APF:	rab

cc:	American Metal & Technology, Inc. Eric Zhang